UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

APOLLO GLOBAL MANAGEMENT, LLC
(Name of Issuer)

Class A shares representing limited liability company interests
(Title of Class of Securities)

037612306
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037612306	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BRH Holdings GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,345,561 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,345,561 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,345,561 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.4% (see Item 4)
12	TYPE OF REPORTING PERSON CO

CUSIP No. 037612306	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AP Professional Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 202,345,561 (see Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 202,345,561 (see Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,345,561 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.4% (see Item 4)
12	TYPE OF REPORTING PERSON PN

CUSIP No. 037612306	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leon Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,345,561 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,345,561 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,345,561 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.4% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 037612306	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,345,561 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,345,561 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,345,561 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.4% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 037612306	SCHEDULE 13G	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marc Rowan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 202,345,561 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 202,345,561 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,345,561 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.4% (see Item 4)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 037612306	SCHEDULE 13G	Page 7 of 10

ITEM 1.	(a)	Name of Issuer: Apollo Global Management, LLC

	(b)	Address of Issuer’s Principal Executive Offices: 9 West 57th Street, 43rd Floor New York, New York 10019

ITEM 2.	(a)	Name of Persons Filing: BRH Holdings GP, Ltd. AP Professional Holdings, L.P. Leon Black Joshua Harris Marc Rowan

(b)
Address of Principal Business Office, or if None, Residence:

The principal business office for all persons filing is:

c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, New York 10019

	(c)	Citizenship: See Item 4 of each cover page.

	(d)	Title of Class of Securities: Class A shares representing limited liability company interests

	(e)	CUSIP Number: 037612306

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

ITEM 4.	OWNERSHIP.

BRH Holdings GP, Ltd. (“BRH Holdings”) is one third owned by Mr. Black, one third owned by Mr. Harris and one third owned by Mr. Rowan. BRH Holdings is the general partner of AP Professional Holdings, L.P. (“Holdings”), and may be deemed to be the beneficial owner of the Class A shares or the Apollo Operating Group units (the “AOG Units”) held by Holdings.

CUSIP No. 037612306	SCHEDULE 13G	Page 8 of 10

(a)
Amount beneficially owned:

As of December 31, 2018, BRH Holdings may be deemed to be the beneficial owner of 202,345,561 Class A shares, consisting of the 202,345,561 AOG Units held by Holdings (which are exchangeable into Class A shares on a one-for-one basis).

As of December 31, 2018, Holdings may be deemed to be the beneficial owner of 202,345,561 Class A shares, consisting of the 202,345,561 AOG Units it holds, assuming that it exchanges all AOG Units for Class A shares.

As of December 31, 2018, Leon Black, by virtue of his control of BRH Holdings, may be deemed to be the beneficial owner of 202,345,561 Class A shares, consisting of the 202,345,561 AOG Units held by Holdings.  Mr. Black disclaims any beneficial ownership of these Class A shares, except to the extent of his personal pecuniary interest therein.

As of December 31, 2018, Joshua Harris, by virtue of his control of BRH Holdings, may be deemed to be the beneficial owner of 202,345,561 Class A shares, consisting of the 202,345,561 AOG Units held by Holdings.  Mr. Harris disclaims any beneficial ownership of these Class A shares, except to the extent of his personal pecuniary interest therein.

As of December 31, 2018, Marc Rowan, by virtue of his control of BRH Holdings, may be deemed to be the beneficial owner of 202,345,561 Class A shares, consisting of the 202,345,561 AOG Units held by Holdings.  Mr. Rowan disclaims any beneficial ownership of these Class A shares, except to the extent of his personal pecuniary interest therein.

(b)
Percent of class:

Based on approximately 386,246,060 voting Class A shares outstanding (after giving effect to the exchange of outstanding AOG Units), as of December 31, 2018, (i) each of BRH Holdings GP, Ltd., AP Professional Holdings, L.P., Leon Black, Joshua Harris and Marc Rowan may be deemed to be the beneficial owner of approximately 52.4% of the total percentage of the voting power of the Class A shares of the Issuer.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.
	(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

CUSIP No. 037612306	SCHEDULE 13G	Page 9 of 10

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A
ITEM 10.	CERTIFICATIONS.

N/A

CUSIP No. 037612306	SCHEDULE 13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2019

BRH HOLDINGS GP, LTD.

By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

AP PROFESSIONAL HOLDINGS, L.P.

By:	BRH HOLDINGS GP, LTD., its General Partner

	By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

LEON BLACK

By:	/s/ Leon Black
Name: Leon Black

JOSHUA HARRIS

By:	/s/ Joshua Harris
Name: Joshua Harris

MARC ROWAN

By:	/s/ Marc Rowan
Name: Marc Rowan

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 14, 2013, among BRH Holdings GP, Ltd., AP Professional Holdings, L.P., Leon Black, Joshua Harris and Marc Rowan

Exhibit 1
JOINT FILING AGREEMENT

BRH Holdings GP, Ltd., AP Professional Holdings, L.P., Leon Black, Joshua Harris and Marc Rowan (the “Filing Persons”), hereby agree to file jointly a Schedule 13G and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as required by Rule 13d-1 and Rule 13d-2 promulgated under the Exchange Act, and hereby agree that this agreement be included as an Exhibit to such joint filing. Each of the Filing Persons agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or such amendment, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13G or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned has executed this Joint Filing Agreement as of this 14th day of February, 2013.

BRH HOLDINGS GP, LTD.

By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

AP PROFESSIONAL HOLDINGS, L.P.

By:	BRH HOLDINGS GP, LTD., its General Partner

	By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Vice President

LEON BLACK

By:	/s/ Leon Black
Name: Leon Black

JOSHUA HARRIS

By:	/s/ Joshua Harris
Name: Joshua Harris

MARC ROWAN

By:	/s/ Marc Rowan
Name: Marc Rowan